12013412

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37905

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jackson Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Herndon Plaza 100 Auburn Avenue NE
(No. and Street)

Atlanta	GA	30303
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Bruce Gow (404)443-3130
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horwich Coleman Levin, LLC
(Name – *if individual, state last, first, middle name*)

125 South Wacker Drive Suite 1500	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, W. Bruce Gow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jackson Securities, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Mia Harris

Notary Public

MIA HARRIS NOTARY PUBLIC MY COMMISSION EXPIRES 12-20-2014 COBB COUNTY, GEORGIA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jackson Securities, LLC
A Subsidiary of Atlanta Life Financial Group
December 31, 2011

Table of Contents

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS
125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

Independent Auditors' Report

To the Members
Jackson Securities, LLC

We have audited the accompanying statement of financial condition of Jackson Securities, LLC as of December 31, 2011, and the related statements of operations, changes in members' equity (deficit), and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jackson Securities, LLC as of December 31, 2011 and the results of its operations, changes in members' equity (deficit) and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horwich Coleman Levin, LLC

Horwich Coleman Levin, LLC
Chicago, Illinois

February 22, 2012

Jackson Securities, LLC
A Subsidiary of Atlanta Life Financial Group
Statement of Financial Condition
December 31, 2011

Assets	
Cash and cash equivalents	$ 259,209
Cash on deposit with clearing brokers	100,000
Receivables from broker-dealers and clearing organizations	95,969
Receivables from clients and correspondents	37,164
Secured demand notes collateralized by marketable securities	1,150,000
Other assets	130,377
Intangible assets	167,952
Total assets	$ 1,940,671
Liabilities and Members' Equity (Deficit)	
Accounts payable	$ 161,093
Marketable securities sold, not yet purchased at market value	17
Accrued expenses	945,780
Security deposits	14,950
Liabilities subordinated to claims of general creditors	2,912,920
Total liabilities	4,034,760
Members' equity (deficit)	(2,094,089)
Total liabilities and members' equity (deficit)	$ 1,940,671

The accompanying notes are an integral part of these statements.

Jackson Securities, LLC
A Subsidiary of Atlanta Life Financial Group
Statement of Operations
For the Year Ended December 31, 2011

Revenues	
Underwriting and trading income	$ 2,536,712
Equity sales commissions	569,550
Taxable fixed income	13
Wealth management	91,109
Other income	52,173
Total revenues	3,249,557
Cost of Sales	
Clearing fees, and other trading costs	210,197
Gross profit	3,039,360
Expenses	
Salaries, wages and commissions	2,288,432
Employee benefits	322,002
Taxes, licenses and fees	48,217
Office expenses (including rent expense)	288,080
Travel	47,582
Contract services	143,990
Data processing	358,277
Intercompany shared corporate services	410,232
Other operating expenses	178,668
Total expenses	4,085,480
Income from operations	(1,046,120)
Other expenses	
Interest expense	(339,593)
Total other expenses	(339,593)
Net (loss)	$ (1,385,713)

The accompanying notes are an integral part of these statements.

Jackson Securities, LLC
A Subsidiary of Atlanta Life Financial Group
Statement of Changes in Members' Equity (Deficit)
For the Year Ended December 31, 2011

Members' equity (deficit) - January 1, 2011	$ (4,877,034)
Members' contributions (conversion of subordinated debt)	4,381,833
Members' distributions	(213,175)
Net (loss)	(1,385,713)
Members' equity (deficit) - December 31, 2011	$ (2,094,089)

The accompanying notes are an integral part of these statements.

Jackson Securities, LLC
A Subsidiary of Atlanta Life Financial Group
Statement of Cash Flows
For the Year Ended December 31, 2011

Cash flows from operating activities:	
Net (loss)	$ (1,385,713)
Adjustments to reconcile net (loss) to net cash flows from operating activities	-
Depreciation	23,856
Decrease in cash on deposit with clearing brokers	4,566
Decrease in receivables from broker dealers	54,166
(Increase) in receivables from clients and correspondents	(11,764)
(Increase) in other assets	(12,303)
Increase in accounts payable	159,273
Increase in accrued expenses	659,627
Securities sold	1,528,926
Securities purchased	(1,598,054)
Net cash flows used by operating activities	(577,420)
Cash flows from financing activities:	
Members' distributions	(213,175)
Proceeds from subordinated debt	500,000
Payment of accrued interest	(45,504)
Net cash provided by financing activities	241,321
Net increase (decrease) in cash and cash equivalents	(336,099)
Cash and cash equivalents at January 1, 2011	595,308
Cash and cash equivalents at December 31, 2011	$ 259,209

The accompanying notes are an integral part of these statements.

1. Summary of Significant Accounting Policies

Organization

Jackson Securities, LLC (the "Company"), a Georgia limited liability company , is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") formerly the National Association of Securities Dealers ("NASD"). The Company provides a broad spectrum of investment banking and brokerage services to institutional and retail clients throughout the United States. The Company's principal lines of business include: securities underwriting for municipal and corporate debt, securities underwriting for corporate equity offerings, investment banking and advisory services to issuers of municipal bonds, institutional equity trading, third-party research, financial advisory and investment management services. The Company is headquartered in Atlanta, Georgia, has offices in 8 additional states, and is registered and licensed by the FINRA to conduct business in 47 states and the District of Columbia.

In 2007, Atlanta Life Financial Group purchased 72% of the membership interests, and the Company became a subsidiary of Atlanta Life Financial Group.

As shown in the accompanying financial statements, the Company incurred a net loss of $1,385,713. Management has taken several actions in 2012 to ensure the Company will continue as a going concern through December 31, 2012. These actions include a reduction in labor and fringe costs, Management believes these actions will contribute toward achieving profitability. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

Commissions represent the spread between buy and sell transactions processed and net fees charged to customers on a transaction basis for buy and sell transactions processed. Commissions are recorded on a settlement date basis, which does not differ materially from the amount that would be recognized on a trade date basis. Underwriting income from debt and equity offerings are recorded on the settlement date of the offering.

Receivables from Broker-Dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations represents commission income earned, but not yet received, on security transactions and underwriting activities. Management of the Company believes all amounts included in receivables from brokers, dealers, and clearing organizations are collectible in full and, accordingly, no allowance for doubtful accounts is deemed necessary at December 31, 2011.

1. Summary of Significant Accounting Policies (Continued)

Receivables from Clients and Correspondents

Receivables from clients and correspondents represents fees earned, but not yet received, on underwriting bond deals. Management of the Company believes all amounts included in receivables from clients and correspondents are collectible in full and, accordingly, no allowance for doubtful accounts is deemed necessary at December 31, 2011.

Office Equipment

Office equipment is depreciated on the straight-line method over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2011 was $23,856 and is included in office expenses.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments with maturity of three months or less at acquisition to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Securities

Investments in marketable securities are considered to be trading securities and are valued at fair value. Securities not readily marketable are valued at estimated fair value as determined by management. The resulting difference between cost and fair value is included in income.

Income Taxes

As a limited liability company, the Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's earnings. The Company is subject to certain state taxes; however no provision for state income taxes is required at December 31, 2011.

1. Summary of Significant Accounting Policies (Continued)

Subsequent Events

Management evaluated all activity of the Company through February 22, 2012 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

Fair Value Measurement

U.S. GAAP defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820.10 applies whenever other statements require or permit assets or liabilities to be measured at fair value.

ASC 820.10 requires that assets and liabilities carried at fair value be classified and disclosed based on the following three-level hierarchy for fair value measurements:

Level 1	Quoted prices in active markets for identical assets or liabilities.
Level 2	Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3	Unobservable inputs, where there is little or no market activity for the asset or liability. These inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability, based on the best information available.

The following table summarizes the Company's financial assets and liabilities measured at fair value on a recurring basis in accordance with ASC 820.10 at December 31, 2011:

	Quoted Prices in Active Markets for Identical Asset	Significant Other Observable Inputs	Significant Unobservable Inputs		
	Level 1	Level 2	Level 3	Netting Adjustment	Total fair value measurement
Assets					
Secured demand notes, collateralized by marketable securities	$ 1,150,000	$ -	$ -	$ -	$ 1,150,000
Total assets at fair value	$ 1,150,000	$ -	$ -	$ -	$ 1,150,000

1. Summary of Significant Accounting Policies (Continued)

Uncertainty in Income Taxes

The Company adopted the provisions of ASC Topic 605, "Accounting for Uncertainty in Income Taxes", benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. Recognized income tax positions are measured at the largest amount that has a greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Based on its current evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements.

Intangible Assets

Intangible assets at December 31, 2011 consist of acquired customer relationships. The Company adopted the provisions of ASC 350, and accordingly the acquired customer relationships are deemed to have an indefinite useful life and are not subject to amortization.

Intangible assets are reviewed annually for impairment or when events or circumstances indicate their carrying amount may not be recoverable. At December 31, 2011 it was determined that the intangible assets have not been impaired.

2. Clearing Agreement

The Company is an introducing broker and clears all transactions for customers on a fully disclosed basis with other brokers. The Company promptly transmits all customer funds and securities to such clearing brokers and, at December 31, 2011, had no amounts or securities due the clearing broker from unsettled trades. Because the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers, the Company maintains with its clearing brokers money market accounts to be used as deposits. The amount included as deposits was $100,000 at December 31, 2011.

Accounts receivable from clearing brokers/dealers arise in the normal course of business from the settlement of securities transactions. The receivables are generally collected within 30 days. The clearing agreements provide the clearing broker with the liens upon all cash and cash equivalents, securities and receivables held by the clearing broker. Accordingly, the Company is subject to credit risk if the clearing broker is unable to repay the balance in the accounts.

3. Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and marketable securities sold, not yet purchased, consist of trading securities at market value as follows at December 31, 2011:

	Assets	Liabilities
Municipal bonds	$-	$17

4. Related Party Transactions

The Company has entered into related party transactions with Atlanta Life Financial Group, Atlanta Life Insurance Company, and Jackson Financial Corporation. The Company enters into these arm's length transactions in the normal course of business.

Intercompany Shared Corporate Services Agreement

The Company is obligated to Atlanta Life Financial Group under an intercompany shared corporate services agreement. The agreement calls for the Company to pay Atlanta Life Financial Group $410,232 annually, as full and complete compensation for providing the following services: human resources, legal, IT, marketing facilities use, financial, audit and risk management services. The costs were determined by a "percentage of time spent methodology."

Liabilities Subordinated to the Claims of General Creditors

As explained in Note 7, the Company has loan agreements with Atlanta Life Financial Group, Atlanta Life Insurance Company, and Jackson Financial Corporation. At December 31, 2011 outstanding advances under these loan agreements totaled $2,912,920, which included accrued interest in the amount of $280,064.

5. Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain net capital defined under the rule. The Company is required to maintain "net capital" equal to the greater of $100,000 or 6-2/3% of the "aggregate indebtedness," as these terms are defined. As of December 31, 2011 the Company had net capital and net capital requirements of $483,338 and $100,000, respectively.

6. Employee Benefit Plan

The Company has a 401(k) Profit Sharing Plan and Trust ("The Plan") to provide for retirement and incidental benefits for its employees. Employees may contribute up to 15% of their annual compensation to the Plan, limited to a maximum annual dollar amount as set periodically by the Internal Revenue Service. Employer contributions to the plan are discretionary as determined by the board of directors. There were no Company matching or discretionary contributions in 2011.

7. Liabilities Subordinated to Claims of General Creditors

Jackson Securities, LLC has the following subordinated borrowings at December 31, 2011:

	Loan Principal	Accrued Interest	Total
Subordinated loan from Jackson Financial Corporation in the amount of $1,000,000 with a stated annual interest rate of Libor plus 4.50%, which at December 31, 2011 approximated 4.79%; matures on October 6, 2012.	$ 1,000,000	$ 262,920	$ 1,262,920
Subordinated loan from Atlanta Life Financial Group in the amount of $500,000 with a stated annual interest rate of 6.00%; matures on July 31, 2017.	500,000	-	500,000
Secured demand note from Atlanta Life Insurance Company in the amount of $1,150,000 with a stated annual interest rate of 5.00%; matures on July 31, 2017 and is secured by marketable securities.	1,150,000	-	1,150,000
Total	$ 2,650,000	$ 262,920	$ 2,912,920

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. Additional accrued interest of $17,144 is not available in computing net capital and is included as part of accounts payable. Interest expense for the year ended December 31, 2011 was $339,593.

On November 15, 2011 the Board of Directors of Atlanta Life Financial Group, Inc. (ALFG) agreed to convert the ALFG subordinated loan with a principal balance of $4,381,833 into Class B preferred membership units in the Company. FINRA approved the conversion on December 13, 2011.

8. Supplemental Cash Flow Information

For the year ended December 31, 2011, cash paid for interest totaled $335,463.

9. Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. At December 31, 2011, the Company did not have any cash accounts that were in excess of FDIC insured limits.

The Company trades in the state and local government bond market. As a result of budget deficits faced by many states and cities, the risk of price declines and defaults in these bonds have increased.

10. Lease Commitments

The Company leases office facilities in Georgia, Illinois, Connecticut, Texas, Florida, New York, and California. These obligations end on various dates with the longest lease expiring on November 30, 2015.

During 2009, the Company elected to move their office facilities in Chicago. The former Chicago office had a lease obligation expiring on October 31, 2012. Effective May 26, 2009, the Company entered into a sublease agreement expiring October 31, 2012 for its former Chicago office. The following is a schedule of future minimum rental payments under noncancellable operating leases as of December 31, 2011:

Year Ending December 31	Minimum Lease Commitment	Sublease Income	Net Lease Commitments
2012	$ 102,704	$ 86,167	$ 16,537
2013	48,812	-	48,812
2014	50,758	-	50,758
2015	48,164	-	48,164
	$ 250,438	$ 86,167	$ 164,271

All leases require the Company to pay for insurance, maintenance, and its proportionate share of the property taxes related to each facility in addition to the minimum rental payments. Rent expense for the year ended December 31, 2011, including other charges, was $202,863 (net of sublease income of $103,400), and is included in office expenses.

11. Financial Instruments with Off Balance Sheet Risk

In the normal course of business, the Company executes, both as agent and principal, transactions on behalf of its customers. If the agency transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur loss if the market value of securities differs from the contract amount. The Company's risk is normally limited to differences in the market values of the securities from their contract amounts.

The Company does not anticipate non-performance by customers or counterparties in the above situations. It is the Company's policy to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation for securities sold, not yet purchased, may exceed the amount recognized in the statement of financial condition.

HORWICH COLEMAN LEVIN, LLC

CERTIFIED PUBLIC ACCOUNTANTS

125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

Independent Auditors' Report on Internal Control

To the Members
Jackson Securities, LLC

In planning and performing our audit of the financial statements of Jackson Securities, LLC, (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control of the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. In addition, the Company is a small organization and segregation of duties is limited by the number of employees.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely

Independent Auditors' Report on Internal Control

basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of the members, management and the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Horwich Coleman Levin, LLC

Horwich Coleman Levin, LLC
Chicago, Illinois

February 22, 2012

Jackson Securities, LLC
A Subsidiary of Atlanta Life Financial Group

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2011

Jackson Securities, LLC does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15c3-3. Therefore, Jackson Securities, LLC is exempt from the provisions of that rule.

Jackson Securities, LLC
A Subsidiary of Atlanta Life Financial Group

A Reconciliation, including appropriate explanation of the Audited Computation of Net Capital with the Company's Corresponding Unaudited Part II A Focus Report Filing

For the Year Ended December 31, 2011

No differences existed at December 31, 2011 between the audited computation of net capital and the amended un-audited Part II A Focus Filing at December 31, 2011.

Jackson Securities, LLC
A Subsidiary of Atlanta Life Financial Group
Audited Computation of Net Capital
For the Year Ended December 31, 2011

COMPUTATION OF NET CAPITAL		
Total Ownership Equity / (Deficit)	$	(2,094,089)
Add liabilities subordinated to claims of general creditors		2,912,920
Less nonallowable assets		(335,493)
Net capital		483,338
Net Capital Requirement		100,000
Excess Net Capital		383,338
Aggregate indebtness-accounts payable, accrued expenses and other unsubordinated liabilities		1,121,824
Percentage of aggregate indebtness to net capital		232.10 %
Minimum net capital at 6-2/3 of aggregate indebtness	$	74,781

Jackson Securities, LLC
A Subsidiary of Atlanta Life Financial Group

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended December 31, 2011

Balance - December 31, 2010	$	6,840,257
Class B membership interest		(4,381,833)
Member contributions		500,000
Interest accrued and paid		(45,504)
Balance - December 31, 2011	$	2,912,920

JACKSON SECURITIES, LLC
A SUBSIDIARY OF ATLANTA LIFE FINANCIAL GROUP

AGREED-UPON PROCEDURES RELATING TO THE SIPC ASSESSMENT
(With Independent Auditor's Report)

DECEMBER 31, 2011

H C L HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS

125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

REPORT OF INDEPENDENT AUDITORS' ON APPLYING AGREED-UPON PROCEDURES RELATING TO THE SIPC ASSESSMENT RECONCILIATION

To the Members
Jackson Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Jackson Securities LLC., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC , solely to assist you and the other specified parties in evaluating Jackson Securities LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Jackson Securities LLC's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and check copies noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Horwich Coleman Levin, LLC

Horwich Coleman Levin, LLC
Certified Public Accountants
Chicago, Illinois

February 22, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

037905 FINRA DEC
JACKSON SECURITIES LLC 16*16
HERNDON PLAZA
100 AUBURN AVE NE
ATLANTA GA 30303-2504

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 6,908.00

B. Less payment made with SIPC-6 filed (exclude interest) (3,124.00)
7/25/11
Date Paid

C. Less prior overpayment applied (68.00)
From 2010 SIPC-7 Filing

D. Assessment balance due or (overpayment) 3,716.00

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,716.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,716.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Jackson Securities LLC
(Name of Corporation, Partnership or other organization)

Robert Atkins
(Authorized Signature)

COO
(Title)

Dated the 27th day of February, 2012

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __________, 20___
and ending __________, 20___

Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,249,557.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	41,772.00
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	43,391.00
(7) Net loss from securities in investment accounts.	
Total additions	85,163.00
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	122,902.00
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	108,950.00
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______________________________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 339,593.00	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $__________	
Enter the greater of line (i) or (ii)	339,593.00
Total deductions	571,445.00
2d. SIPC Net Operating Revenues	$ 2,763,275.00
2e. General Assessment @ .0025	$ 6,908.00
	(to page 1, line 2.A.)